UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT

PURSUANT TO REGULATION A

OF THE SECURITIES ACT OF 1933

For the fiscal semiannual period ended June 30, 2023

Angel Studios, Inc.

(Exact name of registrant as specified in its charter)

Delaware	46-5217451
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

295 W Center St. Provo, Utah	84601
(Address of principal executive offices)	(Zip Code)

(760) 933-8437
Registrant’s telephone number, including area code

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our 2022 audited financial statements appearing at the end of our Form 1-K, filed April 28, 2023, and the financial statements and related notes appearing at the end of this Semiannual Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements. The use of the words “we,” “us,” “the Company,” “Angel Studios,” or “our” refers to Angel Studios, Inc., and its wholly-owned subsidiaries, except where the context otherwise requires.

General

History

The Company was founded by four brothers, Neal, Daniel, Jeffrey, and Jordan Harmon, in 2013. As fathers of young children, they were searching for high-quality films and TV shows that were true, honest, noble, just, authentic, lovely, admirable, and excellent, or, in other words, stories that amplify light.

Angel Studios is a community-driven movie studio that empowers audiences to decide what content gets produced and distributed, while creating communities around each project. Filmmakers pitch projects to the Angel Guild, a community of over 100k Angel Investors and Angel Guild Subscribers from all over the world who are all on a singular mission: to find stories and filmmakers that amplify light. After passing the Angel Guild, “Angel Investors” fund the ones they’re most excited to see (via the Angel Funding Portal). Post-production, films and TV shows are delivered directly to viewers and grow as fans share with others. The Angel model has already produced three of the most successful crowdfunded shows of all time, including David, The Chosen, and The Wingfeather Saga.

The first project we launched for distribution was Dry Bar Comedy. Several hundred episodes later, Dry Bar Comedy is now one of the largest collections of clean comedy in the world and with almost 5 billion views it is being enjoyed by audiences of all ages. Shortly thereafter, we partnered with The Chosen Inc. (f/k/a The Chosen, LLC), or The Chosen, to produce a new type of television series where each season is funded by the audience. The Chosen went on to become the largest crowdfunded media project of all time, amassing an audience of more than 100 million and growing. David, another Angel Original scheduled for release in 2025, has since surpassed The Chosen as the largest crowdfunded media project of all time.

Building on our early successes, we have launched several new initiatives that focus on content in markets currently underserved by the traditional studio system.

During 2023, Angel Studios made headlines with the launch of its new theatrical division and release of “His Only Son”, which debuted at #3 in the US box office. Then, on July 4th, the Company once again made waves with the theatrical release of “Sound of Freedom”, which debuted at #1 on July 4th in the US Box Office. Subsequent release dates for international locations followed with many of those debuting at #1 in their respective territories as well. The innovative theatrical strategy adopted by Angel Studios combines the Angel Guild’s predictive capabilities in identifying movies that deserve a theatrical release with the efficiency of crowd-funded prints and advertising funds. In addition, we offer a community-based in-person cinema experience in partnership with renowned theaters such as AMC, Cinemark, Regal, and others, and our Pay-it-Forward technology allows people, after they’ve experienced the film in the theater, to purchase tickets for others who would not otherwise watch the movie at a theater.

We are regularly testing, introducing, and building new and exciting community-based features to help us achieve the goal of finding and sharing stories with the world that amplify light.

The Company was originally called VidAngel. In March 2021, the company was renamed to Angel Studios.

Material Developments During the Period

Set forth below is information on certain material developments during the period ended June 30, 2023.

Regulation Crowdfunding Offering

Pursuant to the filing of our Form C on May 23, 2023, the Company sold 4,999,986 revenue participation rights (each a “Right”, or collectively the “Rights”), at a price of $1.00 per Right, in an offering exempt from registration under Regulation Crowdfunding (or “Reg CF”) of the Securities Act of 1933 (the “Securities Act”). The Reg CF offering was conducted through VAS Portal, LLC (the “Intermediary”). The Intermediary received six percent (6%) of the total amount raised in the transaction (the “Intermediary Fee”). Net of the Intermediary Fee and other associated fees, the Company received $4,694,715 in net proceeds from the offering. The Rights entitle the holder to receive up to $1.20 per Right held from the primary proceeds received by the Company from theaters related to the exploitation of the film entitled “Sound of Freedom”. The maximum amount payable to investors for the Rights purchased in the offering is $5,999,963. As of the date of this report, all but approximately 120,000 of the Rights have been repaid by the Company.

Regulation D Offering – Promissory Notes

The Company sold promissory notes, to accredited investors in an offering exempt from registration under Rule 506(b) of the Securities Act. For more information, see our form D filed on August 8, 2023. As of the date of this report, all of the promissory notes have been repaid by the Company.

Regulation D Offering – Class C Common Stock

Between February 14, 2023, and March 27, 2023, the Company sold 528,914 shares of its Class C common stock at the price of $14.18 per share. The Company received $7,500,000 in cash for the shares. The shares were issued in reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, by Section 4(a)(2) and/or Rule 506 of Regulation D thereunder. These transactions represented the issuance of 91.04% of our outstanding Class C common stock, and 2.13% of our total outstanding common stock, as of its completion.

The Chosen

On October 18, 2022, we entered into a new content license agreement with The Chosen (the “Chosen Agreement”), for the distribution and exploitation of certain audiovisual programs. This agreement is filed as Exhibit 3.1 of our Form 1-U filed on October 25, 2022, and incorporated by reference into this Semi-Annual Report on Form 1-SA. On April 4, 2023, we received a Notice of Termination (the “Notice of Termination”) from The Chosen related to the Chosen Agreement. The Chosen is seeking to terminate the License Agreement for certain alleged material breaches (the “Alleged Breaches”) of contract in accordance with Section 14 of the License Agreement.

Angel Studios strongly disputes the allegations. Angel Studios does not agree it has breached the License Agreement, that any Alleged Breaches would be sufficiently “material” to warrant termination of the agreement, or that any Alleged Breaches were not fully cured. Out of an abundance of caution, and under protest, Angel Studios took actions to cure all of the Alleged Breaches within the timeframe allowed under the License Agreement. Angel Studios has since filed its own counterclaims against The Chosen and the Come and See Foundation and intends to vigorously defend its interests in this matter.

The Notice of Termination indicated that The Chosen will hold the termination of the License Agreement in abeyance pending arbitration on the matter. Until the outcome of the arbitration is determined, Angel Studios will continue to perform all of its respective obligations under the License Agreement.

Current Operations

We currently operate by offering and producing our own original content, distributing original content, managing theatrical releases, consulting with content filmmakers, maintaining engagement with our existing users, conducting research and development to create new intellectual property, and devising new methods to monetize existing intellectual property.

Original Content

We announced the “Angel Studios” concept in December 2016, and immediately began accepting submissions for digital distribution, applications to perform comedy routines for the Dry Bar Comedy series, and applications from filmmakers interested in helping us produce original content.

We have received thousands of inquiries and applications to partner on various projects. As of the date of this filing, we have produced and filmed hundreds of original comedy specials from various up-and-coming comedians. We have also licensed and distributed several motion pictures for exclusive digital distribution.

Why are we making our own content? - We are not your typical media and entertainment company. We are guided by our mission to tell stories that amplify light (stories that are “true, honest, just, noble, authentic, lovely, admirable, and excellent”). Filmmakers who want to work with Angel Studios prepare concept short films (their “Torch”) or a full-length motion picture, and applies as https://www.angel.com/create. The Angel Guild then watches the submissions and votes to decide whether the submission made by the filmmaker amplifies light. If a submission passes certain thresholds of the Angel Guild, we then work with the filmmakers to assist them in raising capital to fund the production and/or marketing of their motion picture, while also securing the rights necessary to license, market and distribute the content. We currently film, produce, and distribute all specials for our Dry Bar Comedy series from our own studio and offices in Provo, UT.

In times of stress and worry, our original content has already helped hundreds of millions of people laugh out loud more than a billion times and provided tens of millions with hope during dark and uncertain times. We believe there has never been a better time to build a different media and entertainment company that allows You to “be part of stories that amplify light.”

Theatrical Distribution

In March 2023, we launched the very first motion picture theatrical release under our newly formed theatrical division, entitled “His Only Son”. The film was produced on a budget of about $250,000 before being licensed to Angel Studios for global distribution and grossed an estimated $12 million domestically.

In July 2023, we released the film, entitled “Sound of Freedom”. Sound of Freedom quickly surpassed all industry expectations earning more than $180 million in gross domestic box office sales to date. Sound of Freedom has subsequently been released in various international territories, and as of the date of this report, has earned more than $210 million in gross worldwide box office sales.

We enter into agreements with exhibitors (theater owners) whereby the exhibitor retains a portion of the “gross box office receipts,” which are the admissions fee paid at the box office. The balance is remitted to the distributor. On average, approximately fifty percent (50%) of the gross box office receipts will end up being recognized as revenue for Angel Studios.

Theatrical distribution can involve significant risks and costs, and can cause our financial results to vary. We incur significant marketing and advertising costs before and throughout a theatrical release in an effort to drive public awareness of the film and increase ticket sales. These costs are expensed as they are incurred, including in periods prior to the theatrical release of the film.

With our recent successes in theatrical distribution, we are continuing to see a large influx of filmmakers who are looking to work with us on releasing their content into the market. We hope to leverage these opportunities to bring more shows to audiences around the world that amplify light.

Competition

We operate in a highly competitive environment and compete against much larger companies for rights to talent and intellectual property, as well as for the audience to whom we distribute our content to.

Theatrical distribution is an extremely competitive and potentially lucrative market for Angel Studios. We compete against much larger content providers and traditional movie studios with much bigger production and marketing budgets. Our success depends heavily on our ability to choose the right content to license and release in theaters, as well as effectively and efficiently marketing that content to the intended audience.

Over-the-top, or OTT, media services has been one of the fastest growing segments in the media and entertainment industry. The market for video entertainment is intensely competitive and subject to rapid change. As the industry continues to evolve, we will continue to face strong competition in every aspect of our business. We compete against other digital content distribution platforms where customers can stream exclusive and non-exclusive content on demand.

A large portion of this competition comes from much larger companies that have resources and brand recognition that pose significant competitive challenges. Our success depends on our ability to differentiate how we identify, fund, and distribute our original content.

We compete against other entertainment video providers, such as multichannel video programming distributors (“MVPDs”), motion picture and television studios, streaming entertainment providers (including those that provide pirated content), and more broadly against other sources of entertainment that our customers could choose in their moments of free time. We also compete against streaming entertainment providers and content producers in obtaining content for our service.

While consumers may maintain simultaneous relationships with multiple entertainment sources, we strive for consumers to choose us in their moments of free time. By aligning the desires of the consumer with that of the creator, we believe that the audience can play a much larger role in shaping the future of content and are working to create better ways for filmmakers to leverage the wisdom of the crowd in their creative process.

Results of Operations

The following represents our performance highlights:

	For The Period Ended June 30,		Change
	2023	2022	2023 vs. 2022
Revenues
Revenues	$39,468,441	$34,552,848	$4,915,593	14%
Operating Expenses
Cost of Revenues	$18,400,640	$20,476,333	$(2,075,693)	-10%
Sales and Marketing	21,915,396	8,221,081	13,694,315	167%
General and Administrative	7,094,067	6,393,656	700,411	11%
Research and Development	6,278,432	6,115,234	163,198	3%
Write-down of digital assets	-	4,407,700	(4,407,700)	-100%
Legal	464,043	229,170	234,873	102%
Total Operating Expenses:	$54,152,578	$45,843,174	$8,309,404	18%

Revenues for the period ended June 30, 2023 increased 14% compared to the same period in 2022. This increase was largely related to the theatrical release of His Only Son in Spring 2023, which resulted in $5.5 million in additional revenue for the Company. Physical media and licensing revenue both saw year-over-year decreases, but were offset by an increase in Pay-it-Forward revenue.

The decrease in our cost of revenues was mainly related to higher margins on the theatrical release of His Only Son, the change in revenue mix to higher margin revenue from increased Pay-it-Forward revenue, and a one-time event to promote Season 3 of The Chosen in Q2 2022.

The increase in sales and marketing expense was largely due to the cost of promoting Sound of Freedom in preparation for its July 4th theatrical release. Costs related to the marketing and promotion of His Only Son also contributed to this increase.

The increase in the general and administration expense was due to increased headcount and third-party consulting costs necessary to manage the growth expectations of the Company and expected future increase in revenues.

Research and development expenses remained relatively flat year-over-year.

No impairment of digital assets was recognized in 2023, so no write-down was necessary.

General corporate matters and ongoing litigation resulted in an increase in legal expenses.

Liquidity and Capital Resources

Operating and Capital Expenditure Requirements

	As of
	June 30, 2023	Dec 31, 2022
Cash, and cash equivalents	$16,831,444	$10,721,628
Accrued Settlement Costs	4,743,696	4,855,859

Cash and cash equivalents increased $6.1 million in the six months ended June 30, 2023, primarily due to raising funds through the issuance of common stock and raising capital for Sound of Freedom P&A expenses. We also had a note payable for a print and advertising note in the amount of $2,000,000 that was due and fully paid in March 2023.

To date, we have funded our operations through private and public offerings of common stock. As of June 30, 2023, we had cash on hand of $16,831,444. We have outstanding, non-interest-bearing accrued settlement costs in the amount of $7,955,357, payable over forty-five (45) remaining equal quarterly installments of $176,786. The settlement expense was recorded at the present value of the obligation with an imputed interest rate of 10%. The short-term obligation related to this settlement as of June 30, 2023, was $241,649, and the long-term obligation is $4,502,047. As we continue to grow, we expect to raise additional funds to cover any shortfall in operating needs.

We raised $7,500,000 during the first quarter of 2023 through equity raises and may potentially raise additional capital in 2023. We project that our existing capital resources will be sufficient to meet our operating requirements for at least the next 12 months.

As of June 30, 2023, we had raised approximately $4,800,000 in capital by selling Revenue Participation Rights to various investors. See “GENERAL – Material Developments During the Period – Regulation Crowdfunding Offering”. We also raised an additional $5,660,000 in exchange for promissory notes sold to accredited investors. See “GENERAL – Material Developments During the Period – Regulation D Offering-Promissory Notes”. We may need to raise additional funds to invest in growth opportunities, product development, sales and marketing, and other purposes. Our future capital requirements will depend on many factors, including our growth rate, the level of investments we make in product development, sales and marketing activities, and other investments to support the growth of our business, and may increase materially from those currently planned.

We may seek to raise additional funds through equity or debt financing. Any additional equity financing likely would be dilutive to existing stockholders. At this time, we have no commitments for additional capital funds.

Trends and Key Factors Affecting Our Performance

Our business generates a portion of our total revenue from distribution activities related to our agreement with The Chosen or the Chosen Agreement. The Chosen Agreement outlines the current contractual arrangement between the parties. Revenue from distribution activities related to the Chosen Agreement accounts for a substantial percentage of our revenue for the period ended June 30, 2023. If a material breach of the Chosen Agreement were to ever occur, and if The Chosen was able to terminate the Chosen Agreement as a result of the material breach, it would likely have an adverse impact on our business, results of operations, and financial condition.

The Chosen is currently seeking to terminate the Chosen Agreement for the Alleged Breaches of contract in accordance with Section 14 of the Chosen Agreement. We strongly dispute the allegations. We do not agree we have breached the License Agreement, that any Alleged Breaches would be sufficiently “material” to warrant termination of the agreement, or that any Alleged Breaches have not been fully cured. Out of an abundance of caution, and under protest, we took actions to cure all of the Alleged Breaches within the timeframe allowed under the Chosen Agreement. We have since filed our own counterclaims against The Chosen and the Come and See Foundation and intend to vigorously defend our interests in this matter.

The Chosen’s notice of termination indicated that it will hold the termination of the Chosen Agreement in abeyance pending arbitration on the matter. Unless and until an unfavorable outcome of the arbitration is determined, we will continue to perform all of our respective obligations under the Chosen Agreement.

We are currently working with several new filmmakers on new and exciting projects. We believe that some of these projects have the ability to produce a significant amount of revenue in FY 2023 and beyond. However, there is no guarantee that these new projects will maintain their current level of revenue, or generate additional revenue in the future. If we are unable to continue to successfully monetize other projects besides The Chosen, this may have a material adverse impact on our business, results of operations, and financial condition.

Item 2. Other Information

None.

Item 3. Financial Statements

ANGEL STUDIOS, INC.

Unaudited Consolidated Financial Statements

For the Six Months Ended June 30, 2023 and 2022

Notice to Reader

Our auditors have not reviewed the unaudited financial statements for the six months ended June 30, 2023 and 2022. These financial statements and the notes thereto have been prepared by the Company’s management in accordance with accounting principles generally accepted in the United States of America using management’s best judgments, consistent with prior periods, and should be read in conjunction with the audited financial statements for the years ended December 31, 2022 and 2021.

Consolidated Balance Sheets

		For period ending,

	June 30, 2023	December 31, 2022
	(Unaudited)
Assets

Current assets:
Cash and cash equivalents	$16,831,444	$10,721,628
Accounts receivable	2,895,934	7,189,526
Physical media inventory	2,949,167	500,680
Notes receivable, current	1,224,504	2,189,596
Prepaid expenses and other	4,473,256	1,620,547

Total current assets	28,374,305	22,221,977

Certificate of deposit	-	154,187
Property and equipment, net	1,072,719	1,331,647
Content, net	1,365,010	1,227,675
Intangibles, net	2,023,665	2,060,139
Digital assets, net	2,878,602	2,846,825
Investments in affiliates	3,247,975	2,773,399
Notes receivable, net of current portion	4,625,886	4,743,695
Operating lease assets	1,623,334	1,952,890
Other long-term assets	74,924	74,924

Total assets	$45,286,420	$39,387,358

Liabilities and Stockholders' Equity

Current liabilities:
Accounts payable	$2,079,206	$1,018,843
Accrued expenses	8,866,257	6,894,779
Notes payable	10,124,793	2,000,000
Current portion of operating lease liability	546,435	652,265
Deferred revenue	2,407,343	633,635
Current portion of accrued settlement costs	241,649	230,005

Total current liabilities	24,265,683	11,429,527

Accrued settlement costs, net of current portion	4,502,047	4,625,854
Operating lease liability, net of current portion	1,115,085	1,330,815

Total liabilities	29,882,815	17,386,196

Commitments and contingencies

Stockholders' equity:
Common stock, $0.001 par value, 85,000,000 shares authorized; 24,824,129 and 24,272,281 shares issued and outstanding, respectively	24,824	24,272
Additional paid-in capital	49,146,674	41,215,939
Accumulated deficit	(33,767,893)	(19,239,049)

Total stockholders' equity	15,403,605	22,001,162

Total liabilities and stockholders' equity	$45,286,420	$39,387,358

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations

	For the Six Months Ended June 30,

	2023	2022
	(Unaudited)	(Unaudited)
Revenues, net	$39,468,441	$34,552,848

Operating expenses:
Cost of revenues	18,400,640	20,476,333
Selling and marketing	21,915,396	8,221,081
General and administrative	7,094,067	6,393,656
Research and development	6,278,432	6,115,234
Write-down of digital assets	-	4,407,700
Legal expenses	464,043	229,170

Total operating expenses	54,152,578	45,843,174

Operating income (loss)	(14,684,137)	(11,290,326)

Other income (expense):
Gain on disposal of business	-	-
Interest expense	(335,188)	(250,084)
Interest income	490,481	289,196

Total other income (expense), net	155,293	39,112

Income (loss) before income tax provision (benefit)	(14,528,844)	(11,251,214)

Income tax provision (benefit)	-	-

Net income (loss)	$(14,528,844)	$(11,251,214)

Net income (loss) per common share - basic	$(0.59)	$(0.46)
Net income (loss) per common share - diluted	$(0.57)	$(0.43)

Weighted average common shares outstanding - basic	24,672,693	24,711,431
Weighted average common shares outstanding - diluted	25,694,263	26,397,343

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders’ Equity

For the Six Months Ended June 30, 2023 (Unaudited) and the Year Ended December 31, 2022

	Common Stock					Additional		Total
	Class A	Class B	Class C	Class F		Paid-in	Accumulated	Stockholders'
	Shares	Shares	Shares	Shares	Amount	Capital	Deficit	Equity
Balance as of December 31, 2021	20,842,227	3,349,017	508,420	-	$24,699	$39,538,876	$(5,187,312)	$34,376,263
Stock options exercised	77,012	-	-		77	258,778	-	258,855
Transfer of Common Stock	(9,912,072)	-	-	9,912,072	-	-	-	-
Repurchase of Common Stock	(48,002)	(29)	(456,364)		(504)	(85,684)	(341,029)	(427,217)
Stock-based compensation expense	-	-	-		-	1,503,969	-	1,503,969
Net Loss	-	-	-	-	-	-	(13,710,708)	(13,710,708)

Balance as of December 31, 2022	10,959,165	3,348,988	52,056	9,912,072	24,272	41,215,939	(19,239,049)	22,001,162
Stock options exercised	-	-	-	22,934	24	15,651	-	15,675
Issuance of Common Stock	-	-	528,914	-	528	7,499,472	-	7,500,000
Stock-based compensation expense	-	-	-	-	-	415,612	-	415,612
Net loss	-	-	-	-	-	-	(14,528,844)	(14,528,844)
Balance as of June 30, 2023	10,959,165	3,348,988	580,970	9,935,006	24,824	49,146,674	(33,767,893)	15,403,605

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

For the Six Months Ended June 30,

	2023	2022
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income (loss)	$(14,528,844)	$(11,251,214)
Adjustments to reconcile net income (loss) to net cash and cash equivalents provided by (used in) operating activities:
Depreciation and amortization	406,063	250,328
Amortization of operating lease assets	329,555	-
Stock-based compensation expense	415,613	324,205
Investments in affiliates gain	(56,713)	(51,962)
Impairment of digital assets	-	4,407,700
Non-Cash interest Expense	12,031	-
Change in operating assets and liabilities:
Accounts receivable	4,293,807	8,315,483
Physical media inventory	(2,448,487)	(2,913,445)
Prepaid expenses and other assets	(2,852,707)	(706,866)
Content	(208,642)	(252,227)
Certificate of deposit	154,187	(1,143)
Accounts payable and accrued expenses	3,031,840	(12,162,124)
Deferred revenue	1,773,493	(491,324)
Operating Lease Liabilities	(321,559)	(172,402)

Net cash and cash equivalents provided by (used in) operating activities	(10,000,363)	(14,704,991)

Cash flows from investing activities:
Purchases of property and equipment	(39,356)	(641,681)
Purchase of Crypto Currency	(31,778)	-
Investments in affiliates	(417,863)	-
Issuance of note receivable	(1,667,213)	(459,297)
Repayments of note receivable	2,750,116	1,239,778

Net cash and cash equivalents used in investing activities	593,906	138,800

Cash flows from financing activities:
Exercise of stock options	15,675	258,119
Repayment of accrued settlement costs	(112,163)	(101,614)
Repayment of note payable	(2,000,000)	-
Receipt of notes payable	10,406,204	-
Issuance of common stock	7,500,000	-
Repurchase of common stock	-	(427,218)
Debt Financing Fees	(293,443)	-

Net cash and cash equivalents provided by financing activities	15,516,273	(270,713)

Net increase (decrease) in cash and cash equivalents	6,109,816	(14,836,904)

Cash and cash equivalents at beginning of year	10,721,628	24,258,513

Cash and cash equivalents at end of period	$16,831,444	$9,421,609

Supplemental disclosure of cash flow information:

Cash paid for interest	$216,936	$251,957

Supplemental schedule of noncash financing activities

Operating lease obligations	$1,623,334	$795,623

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

The financial information presented in these unaudited financial statements is condensed and should be read in conjunction with the entity’s latest annual audited financial statements. Interim disclosures generally do not repeat those in the annual statements.

1.	Description of Organization and Summary of Significant Accounting Policies

Organization and Basis of Presentation

The Company comprises Angel Studios, Inc. and its wholly owned subsidiaries Dry Bar Comedy, LLC (a Utah limited liability company organized on January 20, 2017), Angel Studios Licensing, LLC, (a Utah limited liability company organized on September 15, 2020), Angel Studios OF I, LLC, (a Utah limited liability company organized on July 14, 2021), Studio Brokerage, LLC (a Utah limited liability company organized on October 8, 2019), Angel Acceleration Fund Management, LLC (A Delaware limited liability company organized on July 15, 2022), and Angel Acceleration Fund GP, LLC (A Delaware limited liability company organized on June 17, 2022) (collectively, the Company). Angel Studios, Inc. was originally organized as a Utah limited liability company on November 13, 2013. On February 7, 2014, the entity converted to a Delaware corporation. The Company’s mission is to share stories with the world that amplify light. This is done by aligning the Company’s interests with those of the creators and the audience and utilizing the wisdom of crowds to help guide decisions on the content that gets created.

Principles of Consolidation

The consolidated financial statements include the accounts of Angel Studios, Inc. and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make estimates and assumptions that affect reported amounts and disclosures. Accordingly, actual results could differ from those estimates. Key management estimates include the estimated economic useful lives of property and equipment, the period of use for capitalized content production costs, intangible assets, valuation allowances for net deferred income tax assets, and valuation of stock-based compensation.

Concentrations of Credit Risk

The Company’s cash is held in non-interest-bearing and interest-bearing accounts that may exceed the Federal Deposit Insurance Corporation (FDIC) insurance limits. If such banking institutions were to fail, the Company could lose all or a portion of those amounts held in excess of such insurance limitations. For example, the FDIC took control of Silicon Valley Bank (SVB), where the Company held a portion of its cash and cash equivalents. The Federal Reserve subsequently announced that account holders would be made whole, and the Company once again received access to all of its cash and cash equivalents. However, the FDIC may not make all account holders whole in the event of future bank failures. In addition, even if account holders are ultimately made whole with respect to a future bank failure, account holders’ access to their accounts and assets held in their accounts may be substantially delayed. Any material loss that the Company may experience in the future or inability for a material time period to access our cash and cash equivalents could have an adverse effect on the Company’s ability to pay its operational expenses or make other payments, which could adversely affect the business. In order to mitigate this risk, the Company is currently participating in a liquidity management service that divides bank balances among multiple participating banks, offering FDIC insurance coverage beyond the standard limits.

In 2021, the Company saw a need to further diversify and maximize returns on cash balances that are not required to maintain adequate operating liquidity. As such, the Company implemented a policy that would allow for the investment of a portion of its cash in certain specified alternative reserve assets. Thereafter, the Company invested an aggregate of approximately $10,600,000 in Bitcoin under this policy as of December 31, 2021. The Company believes their bitcoin holdings are highly liquid. However, digital assets may be subject to volatile market prices, which may be unfavorable at the time when the Company wants or needs to liquidate them. During the six months ended June 30, 2022, the Company recorded an impairment of $4,407,700 on the digital assets. No similar impairment existed during the six months ended June 30, 2023.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities to the Company of three months or less to be cash equivalents. As of June 30, 2023, and December 31, 2022, these cash equivalents consisted of money market accounts.

Accounts Receivable

The Company records its accounts receivable at sales value and establishes specific reserves for those customer accounts identified with collection problems due to insolvency or other issues. The Company’s accounts receivable are considered past due when payment has not been received within 30 days of the invoice date. The amounts of the specific reserves are estimated by management based on various assumptions including the customer’s financial position, the age of the customer’s receivables, and changes in payment schedules and histories.

Account balances are charged off against the allowance for doubtful accounts receivable when the potential for recovery is remote. Recoveries of receivables previously charged off are recorded when payment is received. The allowance for doubtful accounts receivable was $0 as of June 30, 2023, and December 31, 2022.

Physical Media Inventory

Physical media inventory consists of Apparel, DVDs, Blu-rays, books, and other merchandise purchased for resale, related to content Angel Studios is distributing. Physical media inventory is recorded at average cost. The Company periodically reviews the physical media inventory for excess supply, obsolescence, and valuations above estimated realization amounts, and provides a reserve to cover these items. Management determined that no allowance for physical media inventory was necessary as of June 30, 2023, and December 31, 2022.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated economic useful lives of the assets or over the related lease terms (if shorter) as follows:

Office and computer equipment	3 years
Production equipment	1 year
Leasehold improvements	1 year
Furniture and fixtures	3 years
Warehouse equipment	3 - 5 years
Computer software	2 years

Expenditures that materially increase values or capacities or extend useful lives of property and equipment are capitalized. Routine maintenance, repairs, and renewal costs are expensed as incurred. Upon sale or other retirement of depreciable property, the cost and accumulated depreciation and amortization are removed from the related accounts and any gain or loss is reflected in the statements of operations.

Content

The Company produces content for Dry Bar Comedy shows that are recorded and streamed through various channels. The Company capitalizes costs associated with the production, including development costs, direct costs, and production overhead. The Company amortizes the content assets in cost of revenues on the consolidated statements of operations over the period of use, which we estimate to be 10 years, beginning with the month of first availability. The amortization is calculated using the straight-line method.

Intangible Assets

Intangible assets consist of domain names the company has acquired and is stated at cost less accumulated amortization. Amortization is calculated using the straight-line method over the estimated economic useful lives of the domain names of approximately 30 years.

Impairment of Long-Lived Assets

No significant write-downs occurred during the six months ending June 30, 2023, or year ending December 31, 2022.

Investments in Affiliates

Investments in affiliates represent the Company’s investments in three noncontrolling interests. The Company’s investments where the Company has significant influence, but does not control, and joint ventures which are variable interest entities (“VIE”) in which the Company is not the primary beneficiary, are recorded under the equity method of accounting in the accompanying consolidated financial statements.

Under the equity method, the Company’s investment is stated at cost and adjusted for the Company’s share of net earnings or losses and reduced by distributions. Equity in earnings is recognized based on the Company’s ownership interest in the earnings of the VIE.

Deferred Financing Costs and Note Discount

Note issuance costs are recorded as a note discount, for costs specific to notes that have been issued which are amortized to interest expense over the term of the underlying instrument using the effective interest method.

Revenue Recognition

The Company recognizes revenue when a customer obtains control of promised products or services. The amount of revenue recognized reflects the consideration that the Company expects to be entitled to receive in exchange for these products or services. To achieve the core principle of Topic 606, the Company applies the following five steps: 1) Identify the contract with the customer; 2) Identify the performance obligations in the contract; 3) Determine the transaction price; 4) Allocate the transaction price to performance obligations in the contract; and 5) Recognize revenue when or as the Company satisfies a performance obligation. The following components represent the most significant portions of revenue being recognized:

Digital and Physical Media Revenue

The Company has partnered with creators to distribute the creators' licensed original content and related merchandise. Digital delivery represents streaming-based delivery of content via the Company’s platforms. Physical media represents Blu-Ray, DVD discs, various books, and other intellectual property. Revenue is recognized as products are delivered upon streaming, or upon shipment of physical media. Digital and physical media revenue is recognized at a point in time – when streamed digitally, or when physically shipped.

Theatrical Release Revenue

Prior to the digital release of licensed content, the Company might provide the option to pay for and watch certain content as part of a theatrical release. Revenue from these events is recognized at a point in time – when the theatrical showing actually takes place.

Content Licensing

The Company receives content licensing revenue by publishing its content on third-party platforms. The Company grants the third-party platforms a license to display the Company’s content to the customers of the third-party platforms. The third-party platforms are interested in increasing traffic on their platforms, and the third-party platforms pay the Company based on impressions delivered, or the number of actions, such as clicks, taken by users viewing the Company’s content via the third-party platforms. The Company recognizes revenue in the period in which the impressions or actions occur, at a point in time. The third-party platforms provide the Company with monthly reports of the Company’s revenue.

Stock-Based Compensation

Stock-based payments made to employees, including grants of employee stock options, are measured using a fair value-based method. The related expense is recorded in the statements of operations over the period of service.

Advertising

Advertising costs are expensed as incurred.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the tax bases of assets and liabilities. The deferred taxes represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred income tax assets are reviewed periodically for recoverability, and valuation allowances are provided when it is more likely than not that some or all of the deferred income tax assets may not be realized.

The Company believes that it has appropriate support for the income tax positions taken and to be taken on its tax returns and that its accruals for tax liabilities are adequate for all open tax years based on an assessment of many factors including experience and interpretations of tax laws applied to the facts of each matter. The Company files income tax returns in the U.S. federal jurisdiction and certain state jurisdictions.

Prepaid Expenses

The company incurs costs for goods or services that will be consumed in future accounting periods. These expenses are paid in advance before the corresponding benefits are received, and they are initially recorded as assets on the balance sheet. As the benefits are consumed or utilized, the prepaid assets are recognized as expenses on the income statement. Advertising and marketing campaign expenses paid in advance of the theatrical release of Sound of Freedom represented a significant increase in the prepaid and other asset balance. Those expenses will be recognized as the campaigns come to an end.

Operating Leases

The Company leases several office spaces which are accounted for as operating leases. Lease payments are due monthly and are based on the fixed terms of the leases.

2.	Accrued Settlement Costs

In September 2020, the Company recorded an expense on the statements of operations and an accrued settlement cost on the consolidated balance sheets of $5,297,359 because of a settlement from a litigation claim. The total amount of the damages awarded in the litigation was $9,900,000, payable over 14 years without interest, which was recorded as an expense of $5,297,359 during the year ended December 31, 2020. The Company recorded the present value of $9,900,000 with an imputed interest rate of 10%. Payments of $176,786 are due quarterly. As of June 30, 2023, and December 31, 2022, the outstanding balance on the consolidated balance sheets is $4,743,696 and $4,855,859, respectively.

If the Company does not have any uncured payment faults and does not default on its settlement promises through October 2023, the Company can elect to pay the remaining balance on the note, less a discount of $2,100,000. The Company can elect to extend this option through October 2025.

3.	Notes Payable

In November 2022, the Company entered into a print and advertising “P&A” loan agreement where the Company could draw up to $5,000,000 related to print and advertising expenses incurred during the theatrical release of specific content. The maturity date of the note was March 31, 2023, and was payable along with a 10% coupon on the aggregate amount drawn. As of December 31, 2022, the Company had drawn $2,000,000, which is recorded in notes payable on the consolidated balance sheet and recognized $200,000 of interest expense on the consolidated statements of operations. The loan principal and all outstanding interest were paid in full in March 2023.

In June 2023, the Company closed on a round of crowdfunding for P&A expenses, in anticipation of the release of The Sound of Freedom film, in exchange for revenue participation rights of the film. The money raised was approximately $4.8 million and is currently being recorded in notes payable on the consolidated balance sheets. The payback date is based on the timing of cash collections from the theatrical run of Sound of Freedom and will be payable along with a 20% coupon on the aggregate amount raised. Issuance costs for this raise were approximately $300,000.

In June 2023, the Company entered into several additional rounds of P&A expense raises, in anticipation of the release of The Sound of Freedom film, in exchange for revenue participation rights of the film. The money raised was approximately $5.66 million and is currently being recorded in notes payable on the consolidated balance sheets. The payback date is based on the timing of cash collections from the theatrical run of Sound of Freedom and will be payable along with a 10% coupon on the aggregate amount raised. There were no issuance costs related to this raise.

Notes payable as of June 30, 2023, and December 31, 2022, consisted of the following:

	June 30, 2023	December 31, 2022
Notes payable	$10,406,204	$2,000,000
Discount	(281,411)	-

Total Notes Payable	$10,124,793	$2,000,000

4.	Commitments and Contingencies

Litigation

The Company is involved in legal proceedings from time to time arising in the normal course of business. The Company has received, and may in the future continue to receive, claims from third parties.

Litigation is necessary to defend the Company. The results of any current or future complex litigation matters cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact because of defense and settlement costs, distraction of management and resources, and other factors. Additionally, these matters may change in the future as the litigation and factual discovery unfolds. Legal fees are expensed as incurred. Insurance recoveries associated with legal costs incurred are recorded when they are received.

The Company assesses whether there is a reasonable possibility that a loss, or additional losses beyond those already accrued, may be incurred (a Material Loss). If there is a reasonable possibility that a Material Loss may be incurred, the Company discloses an estimate or range of the amount of loss, either individually or in the aggregate, or discloses that an estimate of loss cannot be made. If a Material Loss occurs due to an unfavorable outcome in any legal matter, this may have an adverse effect on the consolidated financial position, results of operations, and liquidity of the Company. The Company records a provision for each liability when determined to be probable, and the amount of the loss may be reasonably estimated. These provisions are reviewed annually and adjusted as additional information becomes available.

The Company is involved in various litigation matters and believes that any reasonably possible adverse outcome of these matters could potentially be material, either individually or in the aggregate, to the Company’s financial position, results of operations and liquidity. As of September 27, 2023, the date the consolidated financial statements were available to be released, management has determined an adverse outcome on one or more of the claims is unlikely and has not accrued any estimated losses related to these matters.

5.	Subsequent Events

Subsequent events have been evaluated through September 27, 2023, which is the date the consolidated financial statements were available to be issued.

The Company’s highly anticipated movie titled "Sound of Freedom" was released in theaters on July 3, 2023, generating a significant level of box office ticket sales. We experienced an extraordinary surge in revenue and accounts receivable attributable to the theatrical release.

All P&A notes included in notes payable as of June 30, 2023, along with the coupon payments described in note 3, have been paid back at the time of this filing.

Item 4. Exhibits

INDEX OF EXHIBITS

The following exhibits are filed as part of this Form 1-SA.

Exhibit Number	Description
1.1	Amended and Restated Certificate of Incorporation of Angel Studios, Inc., as amended on October 5, 2021, incorporated by reference to Exhibit 3.1 of our Form 1-U filed October 6, 2021.
1.2	Amended and Restated Bylaws of Angel Studios, Inc., as amended on October 5, 2021, incorporated by reference to Exhibit 3.2 of our Form 1-U filed October 6, 2021.
2.1	Investor Rights and Voting Agreement between Angel Studios, Inc. and certain investors, incorporated by reference to Exhibit 3.1 of our Form 1-A filed on September 22, 2016.
2.2	Amended and Restated Class B Stockholders Agreement between Angel Studios, Inc. and our Class B Common Stockholders, incorporated by reference to Exhibit 3.1 of our Form 1-U filed August 18, 2021.
6.1	Joint Plan of Reorganization of Trustee and Studios under Chapter 11 of the Bankruptcy Code, incorporated by reference to Exhibit 1.2 of our Form 1-U filed on September 15, 2020
6.2	Settlement Agreement, incorporated by reference to Exhibit 1.3 of our Form 1-U filed on September 15, 2020
6.3	Asset Purchase Agreement between Angel Studios, Inc. and VidAngel Entertainment, LLC., incorporated by reference to Exhibit 1.1 of our Form 1-U filed on March 5, 2021
6.4	Promotion and Marketing Services Agreement between Angel Studios, Inc. and Harmon Brothers, LLC., incorporated by reference to Exhibit 6.1 of our Form 1-K filed on May 2, 2022.
6.5	Content License Agreement between Angel Studios, Inc. and The Chosen, LLC incorporated by reference to Exhibit 3.1 of our Form 1-U filed on October 25, 2022.
6.6	Promissory Note and Security Agreement between Angel Studios, Inc. and VidAngel Entertainment, LLC., incorporated by reference to Exhibit 6.6 of our Form 1-K filed on April 28, 2023.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semiannual Report on Form 1-SA to be signed on its behalf by the undersigned, thereunto duly authorized, in Provo, Utah on September 27, 2023.

Angel Studios, Inc.

By:	/s/ Neal S. Harmon
Name:	Neal S. Harmon
Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Neal S. Harmon	Chief Executive Officer and Director	September 27, 2023
Neal S. Harmon	(Principal Executive Officer)

/s/ Patrick Reilly	Chief Financial Officer	September 27, 2023
Patrick Reilly	(Principal Financial and Accounting Officer)